UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investors: Kip E. Meintzer	Media: Ekram Ahmed
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Technologies revolutionizes IoT Cyber Security

Acquired ground-breaking on-device IoT security technology to Protect Against 5th and 6th
Generation Cyber Attacks

SAN CARLOS, CA – November 14, 2019 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announces a new IoT cyber security technology.  Check Point is the first vendor to provide a consolidated security solution that hardens and protects the firmware of IoT devices and makes them secure against the most sophisticated attacks.

The technology is provided through the acquisition of Cymplify, a startup based in Tel Aviv.  The new technology will be integrated into Check Point’s Infinity architecture.

The proliferation of Internet-of-things (IoT) devices in Consumer, Enterprise, Industrial and Healthcare organizations, and their inherent security weaknesses, have created a security blind spot where cybercriminals launch 5th  and 6th  generation of cyber attacks to breach devices (IP camera surveillance), manipulate their operation (medical device infiltration) or even take over critical infrastructure (manufacturing plant) to generate colossal damage.

With the technology, it is now possible to take an IP camera, a Smart TV, an elevator controller or a medical device such as an infusion pump, and in a rapid manner,  harden and protect it against advanced zero day attacks.

”Today’s announcement represents our continuous effort to provide the best cyber security on all digital platforms” said Dr. Dorit Dor, Check Point’s VP Products. “The 5th and 6th generations of cyber threats are leveraging the growing usage of new and developing platforms, including IoT devices which require extending cyber security solutions capabilities. Incorporating Cymplify  into Check Point’s Infinity architecture will strengthen our ability to reduce our customers’ exposure to the IoT cyber risk, and proactively tackle IoT related threats and vulnerabilities without disrupting critical operations”.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally.  Check Point’s solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and advanced targeted threats. Check Point offers a multilevel security architecture, “Infinity Total Protection with Gen V advanced threat prevention”, this combined product architecture defends an enterprises’ cloud, network and mobile devices. Check Point provides the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

About Cymplify.
Cymplify based in Tel Aviv, Israel, developed a cutting-edge firmware analysis engine, combined with an on-device software security hardening module for IoT Security. Cymplify provides highly detailed cybersecurity posture reports, which are yielded to an on-device agent. This optimizes the agent’s protection controls, and provides a tailor-made, embedded security suite for every device, protecting from known vulnerabilities and zero-day exploits

©2019 Check Point Software Technologies Ltd.
All rights reserved         |         P.   2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

November 14, 2019

©2019 Check Point Software Technologies Ltd.
All rights reserved         |         P.   3